TAHOE ANNOUNCES AMENDED $175 MILLION CREDIT FACILITY

VANCOUVER, British Columbia – February 20, 2018 – Tahoe Resources Inc. ("Tahoe" or the "Company") (TSX: THO, NYSE: TAHO) is pleased to announce that the Company entered into an amended revolving credit facility with its bank syndicate on February 16, 2018. The Company now has access to a $175 million revolving credit facility plus a $25 million accordion feature, for total access of $200 million in capital. The revised facility replaces its previous facility entered into on July 18, 2017 and will mature on July 19, 2021. This facility is structured on the strength of Tahoe’s gold business alone, and access to the facility does not rely on, nor have covenants related to, the operation of Escobal.

Ron Clayton, President and CEO of Tahoe Resources: “We are extremely pleased with this revised credit facility. We view our banks as true partners and we are appreciative of their ongoing support of Tahoe, particularly over this last 8 months. This new credit facility underscores, once again, the strength and value of our gold business.”

The Bank of Nova Scotia (“Scotia”) and HSBC Securities (USA) Inc. acted as Co-Lead Arrangers and Joint Bookrunners on the facility, and Scotia acted as Administrative Agent. In addition, the bank syndicate also includes Bank of Montreal, Royal Bank of Canada, Canadian Imperial Bank of Commerce, The Toronto-Dominion Bank and National Bank of Canada.

About Tahoe Resources Inc.

Tahoe’s strategy is to responsibly operate mines to world standards and to develop high quality precious metals assets in the Americas. Tahoe is a member of the S&P/TSX Composite and TSX Global Mining indices and the Russell 3000 on the NYSE. The Company is listed on the TSX as THO and on the NYSE as TAHO.

For further information, please contact:

Tahoe Resources Inc.
Alexandra Barrows, Vice President Investor Relations
investors@tahoeresources.com
Tel: 775-448-5812

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